SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 35)(1)

                              CALPROP CORPORATION
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                                (Name of Issuer)

                      Common Stock, No par value per share
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                         (Title of Class of Securities)

                                    13152 106
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                                 (CUSIP Number)

                                  Mark F. Spiro
                               Calprop Corporation
        13160 Mindanao Way, Suite 180, Marina Del Rey, California 90292
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   March 2000
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131352 106              SCHEDULE 13D                 Page 2 of 6 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Victor Zaccaglin
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*


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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION


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                  7     SOLE VOTING POWER


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  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            4,633,364 (Does not include unexercised option for
  OWNED BY              100,000 shares)
    EACH                --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,633,364 (Does not include unexercised option for 100,000 shares)
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,733,364
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      43.21%
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14    TYPE OF REPORTING PERSON*


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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

      This statement relates to shares of Common Stock no par value ("Common Stock") of Calprop Corporation, a California Corporation (the "Company"). The principal executive offices of the Company are located at 13160 Mindanao Way, St. 180, Marina Del Rey, CA 90292.

ITEM 2. IDENTITY AND BACKGROUND.

      This Amendment is being filed by Victor and Hannah Zaccaglin, husband and wife. The information required by Item 2 of Regulation 240.l3d-l0l follows:

      l.    (a) Name: Victor Zaccaglin.

            (b) Residence: 2205 Tunbridge Court
                Bel Air, California 90077

            (c) Present employment: Chairman of Board and Chief Executive Officer of the Company. Such employment is conducted at the principal executive offices of Company listed above under item 1.

            (d) Criminal convictions: During the last five years, Mr. Zaccaglin has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors.

            (e) Civil proceedings: During the last five years, Mr. Zaccaglin was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Zaccaglin was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state of, or prohibiting or mandating activities subject to , federal or state securities laws or finding any violation with respect to such laws.

            (f) Citizenship: Mr. Zaccaglin is a citizen of the United States of America.

      2.    (a) Name: Hannah Zaccaglin

            (b) Residence: 2205 Tunbridge Court
                Bel Air, California 90077

            (c) Present employment: Mrs. Zaccaglin is not employed

            (d) Criminal convictions: During the last five years, Mrs. Zaccaglin has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors.)

            (e) Civil proceedings: During the last five years, Mrs. Zaccaglin was not a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Mrs. Zaccaglin was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            (f) Citizenship: Mrs. Zaccaglin is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of March 1, 2000 the date of the most recent filing of Schedule l3D, Mr. Zaccaglin directly or beneficially owned 4,631,214 shares of Common stock. Mr. Zaccaglin, as trustee, made the following purchases and sales during the month of March, 2000 on behalf of the Victor and Hannah Zaccaglin Trust, Revocable Trust dated March 20, 1992:

Number of         Date               Method of               Consideration
Shares          Acquired            Acquisition                  Paid

1,000            3/9/00             Purchase                 $ 1,283.50

1,150            3/9/00             Purchase                 $ 1,644.75

ITEM 4. PURPOSE OF TRANSACTION

      All of the additional shares of Common Stock acquired by Mr. and Mrs. Zaccaglin were acquired for investment purposes and not with a view toward distribution. Mr. and Mrs. Zaccaglin do not have any plans or proposals which relate to or would result in any action or event described in clauses (a) through (f) of Item 4 under Regulation 240.l3d-l0l, except that Mr. Zaccaglin may at some future date decide to exercise the above-described options to acquire additional shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) Mr. Zaccaglin personally owns 110,000 shares of Common Stock and Mr. and Mrs. Zaccaglin jointly own 4,449,996 shares of Common Stock. Mr. Zaccaglin also holds the 73,368 shares of Common Stock as trustee for the benefit of his children and relatives. The total of the foregoing amount, shares, constitutes 4,633,364 of the outstanding Common Stock

      (b) Mr. and Mrs. Zaccaglin have the right to vote the 4,633,364 shares of Common Stock they hold in their name. Mr. Zaccaglin has the right to vote an additional 73,368 shares he holds as trustee. Mr. Zaccaglin has to right to vote the 110,000 shares he holds in his name. However, because of their relationship as husband and wife, Mr. and Mrs. Zaccaglin exercise voting and dispositive rights together with respect to all Common Stock owned by them. The options held by Mr. Zaccaglin have not been exercised and no voting rights attach to their ownership.

      (c) Transactions involving the common stock are described in Item 3.

      In October of 1998, Mr. Zaccaglin was vested in options granted for the right to purchase 100,000 shares of Common Stock of Calprop Corporation.

      (d) No person other than Mr. and Mrs. Zaccaglin has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock described in paragraph (a) above, except that with respect to the 73,368 shares of Common Stock held by Mr. Zaccaglin as trustee, the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares, is governed by the terms of the applicable trust agreement.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      As described above under Item 5, Mr. Zaccaglin holds currently exercisable options for the purchase of 100,000 shares of Common Stock, 100,000 shares were granted to Mr. Zaccaglin pursuant to the company's 1993 Stock Option Plan for Officers, Directors and Employees.

      Because of their relationship as husband and wife, Mr. and Mrs. Zaccaglin exercise voting and disposition rights together with respect to all Common Stock owned by them.

      Except as described above, neither Mr. Zaccaglin nor Mrs. Zaccaglin is a party to any contract, arrangement, understanding or relationship with respect to securities of the Company of the type described in Item 6 of Regulation 240.13d-101.

ITEM 7. EXHIBITS.

      All exhibits previously filed with Schedule (13D) dated June 5, 1986.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: ________________________                __________________________________
                                              Mark F. Spiro